Exhibit 99.1

Metalpha Reports a Nearly Tripled Revenue Surge & First Positive Annual Profit in FY2025

HONG KONG, Jul. 30, 2025 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. The Company today announced its audited financial results for the fiscal year ended March 31, 2025.

FY2025 Annual Results Highlights

For the fiscal year ended March 31, 2025, Metalpha achieved $44.6 million in income from wealth management business, which was 266% of the amount for the prior year. Net profit reached $15.9 million, a significant turnaround from a net loss of $3.7 million for the prior year.

	Fiscal Year 2025 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2023 (US$)
Income from Wealth Management Business	$44,567,257	$16,763,545	$5,692,056
Gross Profit	$21,302,293	$5,627,748	$2,020,658
Profit (loss) for the Year	$15,894,755	$(3,679,409)	$(20,167,351)

“Last fiscal year marked a transformative growth for Metalpha. The mass adoption of digital assets and increasing global regulation clarity provided a pivotal opportunity for us to shape the future of digital asset wealth management.” Said Adrian Wang, CEO of Metalpha. “By leveraging our expertise spanning both digital assets and traditional financial markets, we are committed to delivering superior institutional-grade solutions – empowering clients to navigate digital asset opportunities with confidence. Exceeding client expectations remains our core mission.”

The Company filed its annual report on Form 20-F for the fiscal year ended March 31, 2025 (the “2025 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2025. The 2025 Annual Report contains the Company’s audited financial statements for the fiscal year ended March 31, 2025, and is available on the SEC’s website at www.sec.gov.

About Metalpha

Metalpha Technology Holding Limited (Nasdaq: MATH), through its subsidiaries, is dedicated to providing digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-based wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.